Exhibit 3.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this registration statement on Form F-7 of Just Energy Group Inc. (the “Company”) of our reports dated July 8, 2020, with respect to the consolidated statements of financial position of the Company as at March 31, 2020 and 2019, and the consolidated statements of loss, comprehensive loss, changes in shareholders’ deficit and cash flows for each of the years in the two-year period ended March 31, 2020, and the effectiveness of internal controls over financial reporting of the Company as at March 31, 2020. We also consent to the reference to us under the headings “Auditors, Transfer Agent, Registrar and Trustee” and “Interest of Experts” in the circular contained in such registration statement.

/s/ Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada

July 22, 2020